SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2008	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 20, 2008	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Material Change Report dated August 20, 2008

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8

Item 2.	Date of Material Change
August 11, 2008

Item 3.	News Release
Agrium issued a news release on August 11, 2008 (through Marketwire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Change
On August 11, 2008, Agrium announced that, through two wholly-owned subsidiaries (collectively referred to as “Agrium”), it has entered into an agreement with MISR Oil Processing Company, S.A.E. (MOPCO) of Egypt, whereby MOPCO will acquire the EAgrium project, and EAgrium shareholders will obtain an equity interest in the combined entity.

Item 5.	Full Description of Material Change
On August 11, 2008, Agrium announced that, through two wholly-owned subsidiaries (collectively referred to as “Agrium”), it has entered into an agreement with MISR Oil Processing Company, S.A.E. (MOPCO) of Egypt, whereby MOPCO will acquire the EAgrium project, and EAgrium shareholders will obtain an equity interest in the combined entity. Agrium will own a 26 percent interest in the combined entity, which includes the recently completed 675,000 tonne urea MOPCO facility which is expected to commence commercial production by the start of the fourth quarter of 2008. The combined entity intends to construct two additional urea trains on the MOPCO site, which will increase the total annual capacity to approximately two million tonnes of urea. Agrium’s share of the annual production would be 175,000 tonnes of urea until the expansion is complete in 2011, after which it would increase to approximately 525,000 tonnes annually.
“We are extremely pleased that we have been able to reach an agreement with the Egyptian Government that allows us to establish an immediate presence and long-term strategic position in Egypt, as well as providing additional earnings and cash flow almost immediately. We believe that this agreement provides considerable benefits to EAgrium, MOPCO and their respective shareholders and Egypt. I would like to take this opportunity to thank the Egyptian Government for the time and effort they have dedicated to deal with this matter. Their full support and cooperation was instrumental in resolving the issues. As a foreign investor in Egypt it gives us comfort to see such commitment on the part of the Government,” said Mike Wilson, President and CEO.
As part of the agreement, MOPCO will acquire EAgrium and all related contractual rights and obligations through a share swap, after which EAgrium will become a wholly-owned subsidiary of MOPCO and the shareholders of EAgrium will become shareholders in MOPCO. The share swap is expected to occur by the end of the third quarter of 2008. The applicable current contracts for the engineering, procurement and construction for the two additional urea trains as well as the gas supply agreement, marketing off-take agreement and various other commitments will be retained in relation to the second and third production trains and transferred to the MOPCO site.
Agrium anticipates its ownership in MOPCO would result in earnings contributions beginning in the fourth quarter of 2008 on its share of production, which would be reported as equity earnings. MOPCO will arrange the proposed project financing facility of approximately $1.1-billion after completion of the share swap which is required to finance all future project costs. Under the current financing plan, Agrium would not be required to put any further equity into the project beyond the approximately $280-million of equity already committed to the EAgrium project. The agreement is subject to a number of conditions which are expected to be concluded prior to the end of the third quarter, including confirmation from the Government of Egypt on key agreed deliverables and establishment of an interim financing facility required in order to proceed with construction of the second and third production trains.

Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, failure to satisfy conditions precedent to the proposed transaction, a potential failure of the Egyptian government to issue all necessary approvals and consents required to complete the project as planned, the potential inability of MOPCO to raise the required $1.1-billion in debt for the planned expansion, changes in development plans, capital construction costs, construction progress, and potential delays in building and completing, timing of commencement of commercial production at MOPCO’s current facility, the MOPCO facility and the proposed expansion and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

Item 6.	Reliance on subsection 7.1(2) or (3) of National instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

Item 9.	Date of Report
Dated at Calgary, Alberta the 20th day of August, 2008.